FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of February 2016

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English Translation of Registrant’s Immediate Report filed with the Israeli Securities Authority on February 26, 2016.

Tel Aviv, February 26, 2016 –Elron Electronic Industries Ltd. (TASE: ELRN)  ("Elron") announces, further to Elron's immediate report on December 22, 2015 , regarding the diagnostic trial being conducted by Pocared Diagnostics Ltd ("Pocared"), the purpose of which is to examine the efficacy of the first application of the system being developed by Pocared - urinary tract infection diagnosis,  as follows:

As conveyed to Elron by Pocared, to date, 19,000 samples out of 19,500 samples required to complete the trial, have been collected. With the completion of the collection of the samples at three of the four centers at which the trial is taking place, data was received from the three centers and the analysis of the results has commenced. From an examination of the results received to date, it would appear that they do not match Pocared's expectations. Pocared is currently learning the reason for and nature and meaning of the gaps including whether this is due to a technical fault, at the systems at these centers. This examination is expected to continue for a few weeks.

Pocared is held approximately 58% by Elron.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant)

By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated:  February 26, 2016